Exhibit 99.2

Consolidated Financial
Statements

CONSOLIDATED EARNINGS Three months ended March 31	2005	2005	2004
(In millions of Canadian dollars, unless otherwise noted)	(Unaudited)
	US$	$	$
	(NOTE 3)

Sales	1,041	1,259	1,225
Operating expenses
Cost of sales	885	1,070	1,090
Selling, general and administrative	49	59	69
Amortization	74	90	91
Closure and restructuring costs (NOTE 4)	5	6	8

	1,013	1,225	1,258

Operating profit (loss)	28	34	(33)
Financing expenses	28	34	39
Amortization of deferred gain	(1)	(1)	(1)

Earnings (loss) before income taxes	1	1	(71)
Income tax recovery	(7)	(9)	(27)

Net earnings (loss)	8	10	(44)

Per common share (in dollars) (NOTE 5)
Net earnings (loss)
Basic	0.03	0.04	(0.19)
Diluted	0.03	0.04	(0.19)
Weighted average number of common shares outstanding (millions)
Basic	229.4	229.4	228.2
Diluted	230.6	230.6	228.2

CONSOLIDATED RETAINED EARNINGS Three months ended March 31	2005	2005	2004
(In millions of Canadian dollars, unless otherwise noted)	(Unaudited)
	US$	$	$
	(NOTE 3)

Retained earnings at beginning of period — as reported	341	412	512
Cumulative effect of change in accounting policy	—	—	(3)

Retained earnings at beginning of period — as restated	341	412	509
Net earnings (loss)	8	10	(44)
Dividends on common shares	(12)	(14)	(13)

Retained earnings at end of period	337	408	452

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS

	March 31	March 31	December 31
CONSOLIDATED BALANCE SHEETS As at	2005	2005	2004
(In millions of Canadian dollars, unless otherwise noted)	(Unaudited)
	US$	$	$
	(NOTE 3)

Assets
Current assets
Cash and cash equivalents	38	46	52
Receivables	226	273	233
Inventories	658	796	723
Prepaid expenses	17	20	12
Income and other taxes receivable	17	21	17
Future income taxes	51	62	87

	1,007	1,218	1,124
Property, plant and equipment	3,439	4,160	4,215
Goodwill	70	84	84
Other assets	229	277	265

	4,745	5,739	5,688

Liabilities and shareholders’ equity
Current liabilities
Bank indebtedness	11	13	22
Trade and other payables	554	670	654
Income and other taxes payable	29	35	32
Long-term debt due within one year	1	2	8

	595	720	716
Long-term debt	1,757	2,125	2,026
Future income taxes	428	517	557
Other liabilities and deferred credits	276	334	343

Shareholders’ equity
Preferred shares	32	38	39
Common shares	1,470	1,778	1,775
Contributed surplus	9	11	10
Retained earnings	337	408	412
Accumulated foreign currency translation adjustments (NOTE 8)	(159)	(192)	(190)

	1,689	2,043	2,046

	4,745	5,739	5,688

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED CASH FLOWS Three months ended March 31	2005	2005	2004
(In millions of Canadian dollars, unless otherwise noted)	(Unaudited)
	US$	$	$
	(NOTE 3)

Operating activities
Net earnings (loss)	8	10	(44)
Non-cash items:
Amortization	74	90	91
Future income taxes	(10)	(13)	(30)
Amortization of deferred gain	(1)	(1)	(1)
Closure and restructuring costs (NOTE 4)	5	6	8
Other	(3)	(4)	(7)

	73	88	17

Changes in working capital and other items
Receivables	(35)	(42)	(97)
Inventories	(59)	(72)	(18)
Prepaid expenses	(7)	(8)	(14)
Trade and other payables	21	26	20
Income and other taxes	(1)	(1)	9
Early settlement of interest rate swap contracts (NOTE 7)	—	—	20
Other	(8)	(10)	(6)
Payments of closure and restructuring costs	(12)	(15)	—

	(101)	(122)	(86)

Cash flows used for operating activities	(28)	(34)	(69)
Investing activities
Additions to property, plant and equipment	(27)	(33)	(44)
Proceeds from disposals of property, plant and equipment	4	5	3
Other	(4)	(4)	—

Cash flows used for investing activities	(27)	(32)	(41)

Financing activities
Dividend payments	(11)	(14)	(14)
Change in bank indebtedness	(7)	(9)	4
Change in revolving bank credit, net of expenses	140	169	140
Issuance of long-term debt, net of expenses	—	—	1
Repayment of long-term debt	(74)	(89)	(4)
Common shares issued, net of expenses	2	3	7
Redemptions of preferred shares	(1)	(1)	(1)

Cash flows provided from financing activities	49	59	133

Net increase (decrease) in cash and cash equivalents	(6)	(7)	23
Translation adjustments related to cash and cash equivalents	1	1	—
Cash and cash equivalents at beginning of period	43	52	48

Cash and cash equivalents at end of period	38	46	71

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FIRST QUARTER 2005 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

NOTE I.

Basis of presentation

In the opinion of management, the accompanying unaudited interim consolidated financial statements, prepared in accordance with Canadian generally accepted accounting principles, contain all adjustments necessary to present fairly Domtar Inc.’s (Domtar) financial position as at March 31, 2005 and December 31, 2004, as well as its results of operations and its cash flows for the three months ended March 31, 2005 and 2004.

     While management believes that the disclosures presented are adequate, these unaudited interim consolidated financial statements and notes should be read in conjunction with Domtar’s annual consolidated financial statements.
     These unaudited interim consolidated financial statements follow the same accounting policies as the most recent annual consolidated financial statements, except as described in Note 2.

NOTE 2.

Accounting change

CONSOLIDATION OF VARIABLE INTEREST ENTITIES
In June 2003, the Canadian Institute of Chartered Accountants (CICA) issued Accounting Guideline No. 15 (AcG-15) “Consolidation of Variable Interest Entities.” AcG-15 applies to annual and interim periods beginning on or after November 1, 2004. The application of this guideline does not have an impact on Domtar’s unaudited interim consolidated financial statements under Canadian GAAP.

NOTE 3.

United states dollar amounts

The unaudited interim consolidated financial statements are expressed in Canadian dollars and, solely for the convenience of the reader, the 2005 unaudited interim consolidated financial statements and the tables of certain related notes have been translated into U.S. dollars at the March 2005 month-end rate of CAN$1.00 = US$0.8267. This translation should not be construed as an application of the recommendations relating to the accounting for foreign currency translation, but rather as supplemental information for the reader.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FIRST QUARTER 2005 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

NOTE 4.

Closure and restructuring costs

In 2004, Domtar’s management committed to workforce reduction and restructuring plans throughout the Corporation in Canada and the United States. In addition to the reconciling items in the table below, training costs of $1 million and other closure related costs of $3 million were incurred for the three-month period ended March 31, 2005.

     The following table provides a reconciliation of all closure and restructuring cost provisions:

	March 31	March 31	December 31
	2005	2005	2004
	(Unaudited)
	US$	$	$
	(NOTE 3)

Balance at beginning of period	31	38	13
Severance payments	(9)	(11)	(12)
Reversal of provision	(1)	(1)	(10)
Proceeds on disposition	—	—	1
Additions
Labor costs	3	3	45
Dismantling costs	—	—	1

Balance at end of period	24	29	38

NOTE 5.

Earnings (loss) per share

The following table provides the reconciliation between basic and diluted earnings (loss) per share:

Three months ended March 31	2005	2005	2004
	(Unaudited)
	US$	$	$
	(NOTE 3)

Net earnings (loss)	8	10	(44)
Dividend requirements of preferred shares	—	—	—

Net earnings (loss) applicable to common shares	8	10	(44)
Weighted average number of common shares outstanding (millions)	229.4	229.4	228.2
Effect of dilutive stock options (millions)	1.2	1.2	—

Weighted average number of diluted common shares outstanding (millions)	230.6	230.6	228.2

Basic earnings (loss) per share (in dollars)	0.03	0.04	(0.19)
Diluted earnings (loss) per share (in dollars)	0.03	0.04	(0.19)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FIRST QUARTER 2005 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

NOTE 5. EARNINGS (LOSS) PER SHARE (CONTINUED)

The following table provides the securities that could potentially dilute basic earnings (loss) per share in the future but were not included in the computation of diluted earnings (loss) per share because to do so would have been anti-dilutive for the periods presented:

	2005	2004
Number of shares
Options	3,992,837	5,917,822
Bonus shares	—	232,618
Rights	84,500	101,500

NOTE 6.

Bank facility

On March 3, 2005, the Corporation entered into a new five-year unsecured revolving credit facility of US$700 million. This new facility replaced the prior credit facility, which consisted of a US$500 million unsecured revolving credit facility and a US$70 million unsecured term loan that was scheduled to mature in July 2006.

     Borrowings under this new unsecured revolving credit facility bear interest at a rate based on the Canadian dollar bankers’ acceptance or U.S. dollar LIBOR rate, each with an added spread that varies with Domtar’s credit rating, or on the Canadian or U.S. prime rate. This new credit facility also requires commitment fees that vary with Domtar’s credit rating.

NOTE 7.

Interest rate risk

In the first quarter of 2004, the Corporation terminated, prior to maturity, interest rate swap contracts for net cash proceeds of $20 million (US$15 million). The resulting gain of $17 million recorded under “Other liabilities and deferred credits” is being amortized over the original designated hedging period of the underlying 5.375% notes due in November 2013.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FIRST QUARTER 2005 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

NOTE 8.

Accumulated foreign currency
translation adjustments

	March 31	March 31	December 31
	2005	2005	2004
	(Unaudited)
	US$	$	$
	(NOTE 3)

Balance at beginning of period	(157)	(190)	(145)
Effect of changes in exchange rates during the period:
On net investment in self-sustaining foreign subsidiaries	5	6	(141)
On certain long-term debt denominated in foreign currencies designated as a hedge of net investment in self-sustaining foreign subsidiaries	(9)	(11)	117
Future income taxes thereon	2	3	(21)

Balance at end of period	(159)	(192)	(190)

NOTE 9.

Defined benefit plans and
other employee future benefit plans

Three months ended March 31	2005	2005	2004
	(Unaudited)
	US$	$	$
	(NOTE 3)

Net periodic benefit cost for defined benefit plans	9	11	9
Net periodic benefit cost for other employee future benefit plans	2	3	3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FIRST QUARTER 2005 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

NOTE 10.

Segmented disclosures

Domtar operates in the four reportable segments described below. Each reportable segment offers different products and services and requires different technology and marketing strategies. The following summary briefly describes the operations included in each of Domtar’s reportable segments:

•	PAPERS — represents the aggregation of the manufacturing and distribution of business, commercial printing and publication, and technical and specialty papers, as well as pulp.
•	PAPER MERCHANTS — involves the purchasing, warehousing, sale and distribution of various products made by Domtar and by other manufacturers. These products include business and printing papers, graphic arts supplies and certain industrial products.
•	WOOD — comprises the manufacturing and marketing of lumber and wood-based value-added products and the management of forest resources.
•	PACKAGING — comprises the Corporation’s 50% ownership interest in Norampac, a company that manufactures and distributes containerboard and corrugated products.

Domtar evaluates performance based on operating profit, which represents sales, reflecting transfer prices between segments at fair value, less allocable expenses before financing expenses and income taxes.

SEGMENTED DATA Three months ended March 31	2005	2005	2004
	(Unaudited)
	US$	$	$
	(NOTE 3)

Sales
Papers	633	766	788
Paper Merchants	214	259	263
Wood	153	185	143
Packaging	133	160	146

Total for reportable segments	1,133	1,370	1,340
Intersegment sales — Papers	(62)	(75)	(78)
Intersegment sales — Wood	(28)	(34)	(35)
Intersegment sales — Packaging	(2)	(2)	(2)

Consolidated sales	1,041	1,259	1,225

Operating profit (loss)
Papers	5	6	(38)
Paper Merchants	4	5	6
Wood	5	6	(13)
Packaging	11	13	11

Total for reportable segments	25	30	(34)
Corporate	3	4	1

Consolidated operating profit (loss)	28	34	(33)

NOTE 11.

Comparative figures

To conform with the basis of presentation adopted in the current period, certain figures previously reported have been reclassified.